FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF): 47.508.411/0001 -56

CALL NOTICE
EXTRAORDINARY GENERAL MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby invited to attend the extraordinary general meeting to be held on November 25, 2009 at 5:00 P.M., at the Company’s headquarters located at Avenida Brigadeiro Luís Antonio, nº 3142, in the City and State of São Paulo, in order to resolve on the following agenda:

1 To ratify the Outsourced Management Agreement between the companies comprising Rede Duque, the Company and its subsidiary, Vancouver Empreendimentos e Participações Ltda., entered into on October 9, 2009, under the terms of the Management Proposal.

2 To ratify the Purchase Agreement for the Quotas of API SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., entered into between Sé Supermercados Ltda., a subsidiary of the Company, and Abyara Planejamento Imobiliário S.A. on October 20, 2009, under the terms of the Management Proposal;

3 To approve the Management Proposal for conversion of up to 369,600 class A preferred shares issued by CBD and currently held in treasury into class B preferred shares, to be used exclusively to as the share-based payment due to acceptors of the public offering of shares for the sale of share control of Globex Utilidades S.A., pursuant to Article 254-A of Law 6,404/76;

4 To approve the Board of Directors’ Proposal to amend the head paragraph of Article 19 of the Company’s Bylaws so that the Development and Innovation Committee is replaced by the Sustainable Development Committee; and

5 To approve the removal of Jacques-Edouard Marie Charret from his position as member of the Company's Board of Directors.

Shareholders who plan to be represented at the Meeting by proxies must forward the documents proving their status as shareholders as well as the respective powers of attorney no later than seventy-two (72) hours prior to the Meeting hereby called. These documents shall be registered and forwarded to the Corporate Legal Department at Avenida Brigadeiro Luiz Antônio 3142, São Paulo, São Paulo State.

A copy of the Proposals referring to the matters of items 1 through 4 hereof are available to the shareholders at the Company’s headquarters and at the São Paulo Stock Exchange, pursuant to Articles 124 and 135 of Law 6404/76.

São Paulo, November 13, 2009.

ABILIO DOS SANTOS DINIZ
Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 18, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.